1875 K Street, N.W.

Washington, DC 20006

Tel: 202 303 1000

Fax: 202 303 2000

April 28, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,617

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,617 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust (each, a “Fund” and together, the “Funds”):

iShares 1-3 Year Treasury Bond ETF

iShares 3-7 Year Treasury Bond ETF

iShares 7-10 Year Treasury Bond ETF

iShares 10-20 Year Treasury Bond ETF

iShares 20+ Year Treasury Bond ETF

iShares Short Treasury Bond ETF

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing.

For each Fund, the Amendment is being filed to reflect the change in its underlying index as stated in the table below, to reflect corresponding changes to the Fund’s principal investment strategies and to make such other non-material changes as the Trust deems appropriate.

Fund	Current Underlying Index	New Underlying Index
iShares 1-3 Year Treasury Bond ETF	Barclays U.S. 1-3 Year Treasury Bond Index	ICE U.S. Treasury 1-3 Year Bond Index
iShares 3-7 Year Treasury Bond ETF	Barclays U.S. 3-7 Year Treasury Bond Index	ICE U.S. Treasury 3-7 Year Bond Index
iShares 7-10 Year Treasury Bond ETF	Barclays U.S. 7-10 Year Treasury Bond Index	ICE U.S. Treasury 7-10 Year Bond Index

Fund	Current Underlying Index	New Underlying Index
iShares 10-20 Year Treasury Bond ETF	Barclays U.S. 10-20 Year Treasury Bond Index	ICE U.S. Treasury 10-20 Year Bond Index
iShares 20+ Treasury Bond ETF	Barclays U.S. 20+ Year Treasury Bond Index	ICE U.S. Treasury 20+ Year Bond Index
iShares Short Treasury Bond ETF	Barclays U.S. Short Treasury Bond Index	ICE U.S. Treasury Short Bond Index

The following information is provided to assist the Staff of the Commission in its review of the Registration Statement.

Investment Objectives and Strategies

a) iShares 1-3 Year Treasury Bond ETF

The iShares 1-3 Year Treasury Bond ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. Treasury bonds with remaining maturities between one and three years.

The Fund seeks to track the investment results of the ICE U.S. Treasury 1-3 Year Bond Index (the “Underlying Index”), which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than or equal to one year and less than three years. As of December 31, 2015, there were 90 issues in the Underlying Index. The Underlying Index includes publicly-issued U.S. Treasury securities that have a remaining maturity of greater than or equal to one year and less than three years and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve. In addition, the securities in the Underlying Index must be fixed-rate and denominated in U.S. dollars. Excluded from the Underlying Index are inflation-linked securities, Treasury bills, cash management bills, any government agency debt issued with or without a government guarantee and zero-coupon issues that have been stripped from coupon-paying bonds. The Underlying Index is weighted by market capitalization excluding amounts held by the Federal Reserve and the securities in the Underlying Index are updated on the last business day of each month. Prior to the selection of the Underlying Index on April 1, 2016, the Fund tracked the Barclays U.S. 1-3 Year Treasury Bond Index.

b) iShares 3-7 Year Treasury Bond ETF

The iShares 3-7 Year Treasury Bond ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. Treasury bonds with remaining maturities between three and seven years.

The Fund seeks to track the investment results of the ICE U.S. Treasury 3-7 Year Bond Index (the “Underlying Index”), which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than or equal to three years and less than seven years. As of December 31, 2015, there were 99 issues in the Underlying Index. The Underlying Index includes publicly-issued U.S. Treasury securities that have a remaining maturity of greater than or equal to three years and less than seven years and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve. In addition, the securities in the Underlying Index must be fixed-rate and denominated in U.S. dollars. Excluded from the Underlying Index are inflation-linked securities, Treasury bills, cash management bills, any government agency debt issued with or without a government guarantee and zero-coupon issues that have been stripped from coupon-paying bonds. The Underlying Index is weighted by market capitalization excluding amounts held by the Federal Reserve and the securities in the Underlying Index are updated on the last business day of each month. Prior to the selection of the Underlying Index on April 1, 2016, the Fund tracked the Barclays U.S. 3-7 Year Treasury Bond Index.

c) iShares 7-10 Year Treasury Bond ETF

The iShares 7-10 Year Treasury Bond ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. Treasury bonds with remaining maturities between seven and ten years.

The Fund seeks to track the investment results of the ICE U.S. Treasury 7-10 Year Bond Index (the “Underlying Index”), which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than or equal to seven years and less than ten years. As of December 31, 2015, there were 17 issues in the Underlying Index. The Underlying Index includes publicly-issued U.S. Treasury securities that have a remaining maturity of greater than or equal to seven years and less than ten years and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve. In addition, the securities in the Underlying Index must be fixed-rate and denominated in U.S. dollars. Excluded from the Underlying Index are inflation-linked securities, Treasury bills, cash management bills, any government agency debt issued with or without a government guarantee and zero-coupon issues that have been stripped from coupon-paying bonds. The Underlying Index is weighted by market capitalization excluding amounts held by the Federal Reserve and the securities in the Underlying Index are updated on the last business day of each month. Prior to the selection of the Underlying Index on April 1, 2016, the Fund tracked the Barclays U.S. 7-10 Year Treasury Bond Index.

d) iShares 10-20 Year Treasury Bond ETF

The iShares 10-20 Year Treasury Bond ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. Treasury bonds with remaining maturities between ten and twenty years.

The Fund seeks to track the investment results of the ICE U.S. Treasury 10-20 Year Bond Index (the “Underlying Index”), which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than ten years and less than or equal to twenty years. As of March 31, 2016, there were 12 issues in the Underlying Index. The Underlying Index includes publicly-issued U.S. Treasury securities that have a remaining maturity of greater than ten years and less than or equal to twenty years and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve. In addition, the securities in the Underlying Index must be fixed-rate and denominated in U.S. dollars. Excluded from the Underlying Index are inflation-linked securities, cash management bills, any government agency debt issued with or without a government guarantee and zero-coupon issues that have been stripped from coupon-paying bonds. The Underlying Index is weighted by market capitalization excluding amounts held by the Federal Reserve and the securities in the Underlying Index are updated on the last business day of each month. Prior to the selection of the Underlying Index on July 1, 2016, the Fund tracked the Barclays U.S. 10-20 Year Treasury Bond Index.

e) iShares 20+ Year Treasury Bond ETF

The iShares 20+ Year Treasury Bond ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. Treasury bonds with remaining maturities greater than twenty years.

The Fund seeks to track the investment results of the ICE U.S. Treasury 20+ Year Bond Index (the “Underlying Index”), which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than or equal to twenty years. As of December 31, 2015, there were 33 issues in the Underlying Index. The Underlying Index includes publicly-issued U.S. Treasury securities that have a remaining maturity of greater than or equal to twenty years and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve. In addition, the securities in the Underlying Index must be fixed-rate and denominated in U.S. dollars. Excluded from the Underlying Index are inflation-linked securities, cash management bills, any government agency debt issued with or without a government guarantee and zero-coupon issues that have been stripped from coupon-paying bonds. The Underlying Index is weighted by market capitalization excluding amounts held by the Federal Reserve and the securities in the Underlying Index are updated on the last business day of each month. Prior to the selection of the Underlying Index on April 1, 2016, the Fund tracked the Barclays U.S. 20+ Year Treasury Bond Index.

f) iShares Short Treasury Bond ETF

The iShares Short Treasury Bond ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. Treasury bonds with remaining maturities between one month and one year.

The Fund seeks to track the investment results of the ICE U.S. Treasury Short Bond Index (the “Underlying Index”), which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than one month and less than or equal to one year. As of March 31, 2016, there were 79 issues in the Underlying Index. The Underlying Index includes publicly-issued U.S. Treasury securities that have a remaining maturity of greater than one month and less than or equal to one year and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve. In addition, the securities in the Underlying Index must be fixed-rate and denominated in U.S. dollars. Excluded from the Underlying Index are inflation-linked securities, cash management bills, any government agency debt issued with or without a government guarantee and zero-coupon issues that have been stripped from coupon-paying bonds. The Underlying Index is weighted by market capitalization excluding amounts held by the Federal Reserve and the securities in the Underlying Index are updated on the last business day of each month. Prior to the selection of the Underlying Index on July 1, 2016, the Fund tracked the Barclays U.S. Short Treasury Bond Index.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Michael Gung

Seong Kim

Joel Whipple